February 13, 2008

Mail Stop 3561

*By U.S. Mail and facsimile to (310) 405-8925*

Larry Midler
Executive Vice President and General Counsel
CB Richard Ellis Group Inc.
100 North Sepulveda Blvd., Suite 1050
El Segundo, CA 90245

   **Re: CB Richard Ellis Group Inc.**
      **Definitive 14A**
      **Filed April 24, 2007**
      **File No. 1-32205**

Dear Mr. Midler:

   We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

   Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

   If you have any further questions regarding our review of your filing, please call me at (202) 551-3357 with any questions.

          Sincerely,

          Pam Howell
          Special Counsel